Exhibit 99.1

WESTERN COPPER AND GOLD'S CASINO PROJECT TO HAVE SIGNIFICANT IMPACT ON YUKON'S ECONOMY

VANCOUVER, BC, Feb. 2, 2023 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) is pleased to announce the results of an updated study on the potential economic impact of the development of its wholly owned Casino Copper-Gold Project ("Casino" or the "Project") on the Yukon and Canada recently completed by MNP LLP (the "Report").

The Report incorporates the results from the Casino Feasibility Study dated August 8, 2022.

The Report highlights the impressive cumulative economic effect that developing Casino will have on the Yukon and Canada during the project's construction, operation, closure, and reclamation. The Casino project is estimated to contribute $44.3 billion to Canada's Gross Domestic Product ("GDP"), create 132,280 full-time equivalent positions ("FTE"), and generate $12.8 billion in wages and salaries over the entire life of the Project. Note that the use of FTEs is a method to account for partial employment or employment for different durations and 1.0 FTE is equivalent to a full-time job for one year of employment.

The Report estimates the GDP generated in Yukon by the construction of Casino at $1.7 billion. The construction phase is estimated to contribute $3.6 billion to Canada's economy while generating 25,580 FTEs resulting in $2.1 billion in wages and salaries across Canada.

During each of its 27 years of operation, the Casino Project is expected to contribute $1.3 billion to Yukon's economy. Operation of the mine is estimated to contribute $1.5 billion to Canada's GDP annually while creating 3,880 FTEs and generating $391 million in wages and salaries across Canada.

The Casino Project is also expected to generate $11.2 billion in taxes and royalties to various governments during the life of mine.

"The Casino Project is one of the most significant critical minerals projects in Canada and in addition to providing much needed minerals to assist the energy transition will provide great economic benefit to the Yukon and Canada," said Dr. Paul West-Sells, President and CEO of Western. "Additionally, the Casino project will provide additional benefits such as training, education, and infrastructure enhancements, which will benefit the Yukon over the longer term. Importantly, we can do this while developing the Casino Project in a way that reflects Yukoners environmental and socio-cultural values."

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with our First Nations and local communities to progress the Casino project, using internationally recognized responsible mining technologies and practices.

For more information, visit www.westerncopperandgold.com

On behalf of the board,

"Paul West-Sells"

Dr. Paul West-Sells
President and CEO
Western Copper and Gold Corporation

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western's operations in future periods. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. In making the forward-looking statements herein, the Company has applied certain material assumptions including, but not limited to, the assumption that general business conditions will not change in a materially adverse manner.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; risks related to joint venture operations; risks related to cooperation of government agencies and First Nations in the development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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SOURCE Western Copper and Gold Corporation

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%CIK: 0001364125

For further information: Sandy Noyes, Director, Investor Relations, 604.638.2520 or snoyes@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 06:30e 02-FEB-23